

Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat


02060298

29th October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a copy of a press release issued on 29th October 2002 in respect of the Company.

Yours faithfully
JARDINE MATHESON LIMITED

pp
Neil M McNamara
Group Corporate Secretary

encl.

dlw 12/19



Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor

For immediate release

DAIRY FARM ACQUIRES IKEA IN HONG KONG AND TAIWAN

29th October 2002 – Dairy Farm International Holdings Limited today announced that agreement has been reached to acquire the IKEA home furnishing businesses in Hong Kong and Taiwan. The businesses will be purchased from Jardine Pacific Holdings Limited, a Jardine Matheson Group affiliate, for US$27 million.

Swedish-based IKEA is the world's largest home furnishing retail chain, and Jardine Pacific has held the licence to operate stores in Hong Kong since 1988 and in Taiwan since 1994. The IKEA business is renowned for offering a wide range of home furnishings, with good design and function at affordable prices. IKEA in Hong Kong and Taiwan offer more than 6,000 items ranging from sofas, tables and beds to small accessories and kitchenware.

Under the agreement, Dairy Farm will acquire four IKEA stores in Hong Kong and one in Taipei, occupying a total retailing area of over 441,000 sq. ft and employing 600 staff. All existing IKEA staff will be offered continued employment. The acquisition will be funded from Dairy Farm's existing cash resources, and transfer of the business is expected to take place in November 2002.

Ronald J Floto, Group Chief Executive of Dairy Farm said, "The experience gained in our regional hypermarkets has shown home accessories and furniture to be an exciting growth category in Asia. We are well placed with our retail know-how, infrastructure and resources to support the growth of the IKEA business in Hong Kong and Taiwan."

James Riley, director of Jardine Matheson Limited, said, "Jardine Pacific has built IKEA into one of the leading furniture brands in Hong Kong, and created the foundation of a good business in Taiwan. There are, however, benefits for IKEA to join a larger retail group such as Dairy Farm. The move to Dairy Farm presents great opportunities for our IKEA business and its staff, and it also allows Jardine Pacific to release value."

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Dairy Farm is a leading pan-Asian retailer. At 30th June 2002, the Group and its associates operated over 2,160 outlets – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants – employed some 48,100 people, and had 2001 total sales from ongoing operations of some US$3.7 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ed Chan (852) 2299 1801

Jardine Matheson Limited
James Riley (852) 2843 8229

Golin/Harris Forrest
John Morgan (852) 2501 7939

This and other Group announcements can be accessed through the Internet at "www.dairyfarmgroup.com".